AUTOTRADECENTER.COM INC. ENTERS INTO A VEHICLE REMARKETING AGREEMENT WITH AMERICAN HONDA FINANCE CORPORATION

AutoTradeCenter.com Inc. (OTC BB:AUTC - NEWS) announced today that it has entered into a vehicle remarketing agreement with American Honda Finance Corporation to develop and host their off-lease vehicle disposition Web site. The site will be designed to allow American Honda Finance Corporation to communicate available off-lease vehicle inventory exclusively to the franchised Honda and Acura dealer groups utilizing state-of-the-art technology, thereby increasing efficiencies for themselves and the automobile dealers. American Honda Finance Corporation intends to utilize the Company's integrated system to remarket its annual lease portfolio consisting of 150,000 vehicles.

American Honda Finance Corporation Manager of Lease-end David Langley said, "We believe that applying innovative technologies to the inventory disposition process will benefit all parties involved. We feel this new approach illustrates our commitment to provide the Honda and Acura dealer groups with the most efficient means to better balance their inventories and acquire needed inventory in a more effective manner."

Company President Roger Butterwick added, "We are delighted to have the opportunity to provide our B2B e-commerce technologies to an industry leader such as American Honda Finance Corporation. This vehicle remarketing agreement clearly illustrates their commitment to provide the Honda and Acura dealers with leading-edge technology."

AutoTradeCenter.com is a leading Internet-based "business-to-business" automotive wholesale and remarketing company. On its web site, WWW.AUTOTRADECENTER.COM, the company markets its services to its national dealer base, to automotive lease and rental companies, and to banks and financial institutions across the U.S. who can use the site's many features for more efficient buying, selling and trading. The site also is designed to provide large dealership groups a virtual private network internal inventory service through controlled security access.

The Company also owns the Web site WWW.TRADEINCARSONLINE.COM through its subsidiary BusinessTradeCenter.com Inc. TradeinCarsOnline is the first Web site to allow a consumer purchasing a new vehicle online to receive a firm purchase bid on his trade-in vehicle.

For more information on AutoTradeCenter.com Inc., please visit
HTTP://WWW.AUTOTRADECENTER.COM/.

Statements regarding financial matters in this press release other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The company intends that such statements about the company's future expectations, including future revenues and earnings, and all other forward-looking statements be subject to the safe harbors created thereby. Since these statements (future operational results and sales) involve risks and uncertainties and are subject to change at any time, the company's actual results may differ materially from expected results.

Contact:

de Jong & Associates
Ron de Jong
Phone (877) 943-9065
Fax (760) 943-7164
email AUTOTRADECENTER@DEJONG.ORG
HTTP://WWW.DEJONG.ORG